LRF Thoroughbred Fund, LLC is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

LRF Thoroughbred Fund, LLC

LRF Thoroughbred Fund ("Company") provides the opportunity to own a thoroughbred racehorse inside a partnership managed by Little Red Feather Racing.

● Small Raise	⌂ Woodland Hills, CA	✎ Sports
87 Investors	**$140k** Raised	**$100k** Funding Goal

140% funded with 4 days left

Company (/startup/lrf-thoroughbred-fund-llc)   Team (/startup/lrf-thoroughbred-fund-llc/tea

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For the first time in thoroughbred racing history, the Little Red Feather Racing Club will create a Racing Partnership through crowdfunding equity under the new Title III laws.

The LRF Thoroughbred Fund ("Fund") provides the opportunity for anyone to pursue racehorse ownership!

The Fund will be managed by one of America's largest thoroughbred racing clubs – Little Red Feather Racing ("LRF"). LRF burst onto the national scene in 2004 when its horse Singletary captured the $1,500,000 Breeders' Cup Mile. In 15 years, LRF horses have won 192 races from 1,063 starts (18%) and grossed $10,735,470 in purses (through June 30, 2016).

Recently, LRF has enjoyed the best 18 months in its history with 43 wins from 192 starts and over $3,000,000 in gross purses. LRF currently manages stakes winners Midnight Storm, Chati's on Top, Bellamentary, Sheer Pleasure, and Midnight Miley.

To crowdfund the first ever thoroughbred racing partnership where the participant receives real equity in each racehorse.

LRF will manage the Fund and use the final raise to buy up to six (6) thoroughbred racehorses with the intent of racing at Santa Anita Park and Del Mar. Each investor will own a pro-rata percentage of the Fund.

Here's an Example:

If the Fund raises $100,000:

LRF will use the proceeds to purchase up to three racehorses (and more if the final raise is higher). LRF will also set aside a suitable reserve to pay expenses and operational costs. LRF will purchase the racehorses through traditional industry means. For example, the horses will be purchased:

- At public auction

- Via a claiming race; or

- Through a private purchase.

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With 15 years experience, LRF has the industry networking ability to purchase almost any racehorse that is for sale.

Once purchased, the horses will be trained by one of LRF's trainers and prepare for its first race for the Fund. Investors will be kept intimately abreast of the racing careers of the Fund horses. The hallmark of LRF is its ability to communicate the horse's journey with its investors. This "inside the locker room" communication provides a wealth of knowledge to both people new to ownership and those that have owned before.

LRF will also provide an accounting summary of all activity and, if applicable, make a distribution of available proceeds to the investors.

The Fund initially plans to dissolve by December 31, 2017. However, if the Fund is financially viable, LRF, at its election, may continue the fund into 2018 and beyond.

Owning a thoroughbred in the "Sport of Kings" is like an admission to an exclusive club. Besides the pro-rata equity in the Fund, we hope (but not guaranteed) to provide investors will the following perks:

Level 3

$10,000+

—

The LRF Partner Package

This is similar to the traditional LRF partner who receives an "all-access" pass into the world of thoroughbred horse racing.

• Equity in the fund equal to your investment divided by total raise.

• Possible opportunity to apply for a California Owner's License.

• Visit Fund Horses at the barn. • Invitation to watch morning workouts.

• Box Seats to all Fund races.

• Part of Democratic Process of Naming the Horse.

• Join other partners in the Paddock and Winners' Circle (we will mail you the photo!).

• Full LRF Concierge services (eg. access to purchase 2017 Kentucky Derby tickets).

• Participate in a monthly conference call to discuss the Fund's horses.

• Access to box seats for most races.

• LRF T-Shirt and Hat.

• Detailed emails regarding each horse's journey, including notification of entries and results.

• Opportunity to purchase winner circle photos of your horses directly from the racetrack.

• Invite to Meet Your Horse's Day at Santa Anita/Photo with your horses.

• Access to purchase Fund apparel.

* Behind the scenes welcome tour at Santa Anita Park (eg visiting starting gate at race time; silks room; watch track announcer call a race).

* Santa Anita Park Wagering ambassador assigned to act as new owner liaison.

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* Priority access for clubhouse seating / reservations / food beverage specials at Santa Anita Park.

Level 2

$2,500-$9,999

—

The Fun Package

For those new to the sport who just want to dip their toes in to see if this really is "the most exciting investment you will ever make".

- Equity in the fund equal to your investment divided by totall raise.
- Participate in a monthly conference call to discuss the Fund's horses.
- Access to box seats for most races.
- LRF T-Shirt and Hat.
- Detailed emails regarding each horse's journey, including notification of entries and results.
- Opportunity to purchase winner circle photos of your horses directly from the racetrack.
- Invite to Meet Your Horse's Day at Santa Anita/Photo with your horses.
- Access to purchase Fund apparel.
- Behind the scenes welcome tour at Santa Anita Park (eg visiting starting gate at race time; silks room; watch track announcer call a race).
- Santa Anita Park Wagering ambassador assigned to act as new owner liaison.
- Priority access for clubhouse seating / reservations / food beverage specials at Santa Anita Park.

Level 1

$500 - $2,499

—

The Crowdfunding Package

For the casual fan who wants an inside the locker room look at the world of horse racing:

- Equity in the fund equal to your investment divided by total raise.
- Detailed emails regarding each horse's journey, including notification of entries and results.
- Opportunity to purchase winner circle photos of your horses directly from the racetrack.
- Invite to Meet Your Horse's Day at Santa Anita/Photo with your horses.
- Access to purchase Fund apparel.
- Behind the scenes welcome tour at Santa Anita Park (eg visiting starting gate at race time; silks room; watch track announcer call a race).
- Santa Anita Park Wagering ambassador assigned to act as new owner liaison.
- Priority access for clubhouse seating / reservations / food beverage specials at Santa Anita Park.

The gross proceeds of the Offering to the Company will be $100,000 if the Minimum Offering Amount is raised and $1,000,000 is the Maximum Offering Amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the intermediary's fees, escrow fees, legal fees, accounting fees and management fees will be

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used by the Company as working capital to purchase, and maintain thoroughbred racehorses for racing at Santa Anita Park, Del Mar and other top racetracks. The following table lists the estimated use of proceeds of the Offering if the Minimum Offering Amount and the Maximum Offering Amount are raised.

The estimated use of proceeds set forth below illustrate the present expectation of the Company. LRF Thoroughbred Fund, LLC will have discretion to alter the use of proceeds as set forth below as Company determines how to best accomplish its objectives.

- Established in 2002.

- California's largest Racing Club, with over 300 active partners.

- Over 50% of LRF syndicates are made up of previous partners.

- Captured the GI Breeders' Cup Mile with Singletary in 2004.

- Sold GI winner Egg Drop for $1,900,000 at 2014 Keeneland November sale.

- LRF Horses have finished in the money in 36 Stakes races including wins in the: Breeders' Cup Mile (G1); Matriarch (G1); Shoemaker Mile (G1); Oak Tree Mile (G2); Arcadia Handicap (G2); Yellow Ribbon (G2); Goldikova (G2); La Jolla Handicap (G2); Honeymoon (G2); Senorita (G3); SF Breeders' Cup Mile (G3); Irish O'Brien; Solana Beach; Thunder Road; Academy Road; Mademoiselle; Dream of Summer, and the Time to Leave Stakes.

Offering Size: Minimum $100,000; Maximum $1,000,000

Manager: Little Red Feather Racing Management

Min Investment: $500

Subscriptions Closed: December 1, 2016

Fees: 10% initial raise; 10% gross purses or revenue received; 10% subsequent asset sales fee.

Term: Manager will wind-up and liquidate the Fund as soon as practical, but preferably by the end of 2017.

Targeted Return: $0 - $1,000

Reports Annual: K-1

Main Rules: Once an asset is sold or purse monies are earned, funds will be distributed to Fund partners and/or used to acquire additional horses. On or around December 1, 2017, Manager will determine which horses will be sold or kept in racing.

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Are there any other management fees or additional compensation paid to the manager?

LRF Thoroughbred Fund, LLC will pay the manager LRF's standard 10%/ 10%/ 10% fee:

- 10% of the initial raise

- 10% of all gross purses earned by the racehorses

- 10% "off the top" of the sale of any racehorse.

How much does it cost the investor per month in expenses?

Nothing.

LRF Thoroughbred Fund, LLC will build in a suitable reserve for each racehorse to pay training and operational costs for a dedicated period. In the event the racehorses do not earn enough to maintain future expenses, the manager has the authority to raise funds by issuing new shares (and diluting current members) to pay further expenses and operational costs. A typical horse costs $50,000 per year in expenses.

Can I make money?

Of course.

Seriously?

This is a high risk high reward investment. LRF sold a horse at auction for $1,900,000 that originally cost its partners $95,000. LRF has also purchased a horse that unfortunately never ran. With over 150 horses managed the only honest thing we can tell you is your investment will probably fall in between those two scenarios… and you may have the time of your life regardless of the ultimate financial result.

How does the Fund Earn Revenue?

Two ways.

1. Earning purse money by finishing in the top five of a race*; or

2. Being sold (hopefully as a stallion or broodmare).

All purses will be deposited into the Fund bank account and used to pay Fund expenses.

* The breakdown of a purse can be different for each race (and placing in the race). Typically, for a horse that wins a race, the owner will net 48% from the purse. For example, if your horse wins a $100,000 race, the net proceeds to the owner is $48,000.

What race tracks will you run at?

LRF Thoroughbred Fund, LLC horses will likely initially only race in California at Santa Anita Park or Del Mar. Notwithstanding, your horses may run in Kentucky, New York, Florida and other circuits.

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How often and what kind of information will I receive about my racehorse?

As mentioned earlier, if you are kept in the dark about what is going on with your horse, how can you enjoy the journey?

Communication is key to a successful ownership experience.

LRF Thoroughbred Club, LLC will email (as often as daily or weekly) pertinent information about the Fund horses and partnership.   The hallmark of LRF is its ability to communicate the events of each horse's career with its partners.

What if my Horse Gets Hurt?

Each horse will carry standard equine mortality insurance. Most, if not all, injuries in thoroughbred horse racing that occur do not result in death or cost the owner an amount over $5,000 in added veterinarian expenses. Career ending injuries do happen. However, in most instances the injury only prevents the horse from competing as a thoroughbred racehorse. Many horses go on to second careers as a broodmare or hunter/jumper etc. The manager has extensive experience trying to palce retired horses where they can maintain secondary careers.

Will I Receive Financial Statements?

Of course. The Fund will provide regulatory accounting statements as well as informal income/expense reports showing detailed transactions the Fund.

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LRF Thoroughbred Fund, LLC is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

LRF Thoroughbred Fund, LLC

LRF Thoroughbred Fund ("Company") provides the opportunity to own a thoroughbred racehorse inside a partnership managed by Little Red Feather Racing.

● Small Raise	🏠 Woodland Hills, CA	🏷 Sports
87	**$140k**	**$100k**
Investors	Raised	Funding Goal

140% funded with 4 days left

Company (/startup/lrf-thoroughbred-fund-llc)   **Team (/startup/lrf-thoroughbred-fund-llc/tea**

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William Koch

FOUNDER, MANAGING PARTNER, LITTLE RED FEATHER RACING CLUB

20%+ Partner

Gary Fenton

FOUNDER, MANAGING PARTNER

20%+ Partner

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LRF Thoroughbred Fund, LLC is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

LRF Thoroughbred Fund, LLC

LRF Thoroughbred Fund ("Company") provides the opportunity to own a thoroughbred racehorse inside a partnership managed by Little Red Feather Racing.

● Small Raise	⌂ Woodland Hills, CA	🏷 Sports
87 Investors	**$140k** Raised	**$100k** Funding Goal

140% funded with 4 days left

Company (/startup/lrf-thoroughbred-fund-llc)   Team (/startup/lrf-thoroughbred-fund-llc/tea

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Offering Terms

OUR SECURITIES

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Our authorized capital stock (ie "Units") consists of 2,000 LLC Units. The following is a summary of the rights of our capital Units as provided in our Limited Liability Company Operating Agreement which has been filed as exhibits to the offering statement of which this offering circular is a part.

Minimum Offering: $100,000

Minimum Purchase: One Unit of Interest

Offering Price: $500 per Unit

Maximum Offering: $1,000,000

Sale Commission: 0%

Proceeds to the Company: up to $1,000,000

UNITS

Voting Rights. The Unit holders aka Members shall not have the right individually to take part in the management or control of the business of the LLC, nor transact any business in the name of the LLC. All management and control of the business will be exercised through the LLC's manager.

Distributions. Available Cash Flow of the LLC shall be distributed to the Members, as and when determined appropriate by the Manager, subject to certain priorities as described in the Limited Liability Company Operating Agreement.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, Unit holders are entitled to share ratably in all of our assets remaining after payment of liabilities.

MANAGEMENT

The manager will manage and conduct the day-to-day affairs of the LLC and will have the ultimate authority affecting the interests of the LLC. The manager may be removed only by a Supermajority in the interest of the members (i.e. members holding more than 75% of the outstanding units). The Manager will be compensated as described in the Limited Liability Company Operating Agreement.

Absence of Other Rights or Assessments. Unit holders have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable. When issued in accordance with the operating agreement and California state law, Units will be fully paid and liable to further calls or assessment by us. Notwithstanding the previous sentence, if Cash Flow dictates the need for additional funding, the issuance of additional Units may occur, which will dilute each Members proportionate interest.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred or resold for one year by any purchaser of such securities; unless such securities are transferred:

- to the LLC;
- to an accredited investor;
- as part of an offering registered with the SEC; or
- to certain members of the family of the purchaser, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser.

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	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$0.00	USD	$0.00	USD
Cash & Cash Equivalents	$0.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	$0.00	USD	$0.00	USD

Finances

Balance Sheet

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Income Statements

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Statement of Cash Flow

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Statement of Changes in Equity For Past 2 Years

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Anticipated Business Plan

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Any Related Party Transaction

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Description of Intended Use of Proceeds

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Ownership and Capital Structure

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Material Terms of Any Indebtedness

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Financial Condition

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Background of Directors and Officers

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Independent Accountant's Review

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Any Events Triggering Disqualification

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Footnotes

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Referenced Exhibits

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Annual Reporting

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Video Transcription

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Offering Circular

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk associated with **LRF Thoroughbred Fund, LLC**:
RISK FACTORS

INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. IN DETERMINING WHETHER TO PURCHASE UNITS, EACH POTENTIAL INVESTOR SHOULD BE AWARE THAT THERE IS A SUBSTANTIAL RISK THAT HE MAY LOSE SOME OR ALL OF HIS INVESTMENT AND THAT EACH INVESTOR SHOULD BE FINANCIALLY CAPABLE OF BEARING THE RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME. INVESTORS SHOULD SEEK PROFESSIONAL ADVICE REGARDING AN

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INVESTMENT IN THE COMPANY. THE RISK FACTORS DESCRIBED BELOW SHOULD NOT BE CONSIDERED AN EXHAUSTIVE LISTING OF SUCH RISK FACTORS:

The following is a summary of the major risk factors which the Company believes will affect the Company and its members. The following risk factors should not be considered as an inclusive list of all risk factors inherent in and affecting the proposed business of the Company and this offering.

AN INVESTMENT IN THE COMPANY OFFERS NO ASSURANCE OF ANY ECONOMIC OR TAX BENEFIT AND INVOLVES VARIOUS ELEMENTS OF RISK, ALL OF WHICH SHOULD BE CONSIDERED BEFORE MAKING A DECISION TO INVEST.

1. Nature of the Company's Business; Risks of Thoroughbred Horses. The successful operation of the Company, like any business, is dependent upon the Company's maintenance of satisfactory levels of income and acceptable levels of operating expense. A principal business risk associated with ownership of Thoroughbred horses is the ability of the Company to generate sufficient racing revenue and sales proceeds which, after payment of operating expenses, will yield an acceptable rate of return. Economic or business factors which are beyond the control of the Company may prevent it from operating and generating revenue at a favorable margin. Such factors may include:

a. General economic conditions, such as inflation, recessions, unstable or adverse credit market conditions and other business conditions;

b. Fluctuations in the market for Thoroughbred horses, adverse weather conditions or other conditions or other unfavorable circumstances or events;

c. Increases in operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals (all of which are subject to inflationary pressure and should be expected to increase), to an extent which cannot be matched by increases in revenue;

d. Changes in government regulations, whether or not relating to the Thoroughbred horse racing industry, which may result in additional expenses or reduced revenue from operations. No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss. This offering, consequently, is directed only to persons who are in a position to accept such risks.

2. Risks of Thoroughbred Racing. The Company will primarily engage directly in Thoroughbred horse racing in a limited number of states. The future success of these activities will depend upon the ability of the Manager to purchase high-quality Thoroughbred horses and to train them using highly-skilled trainers and related personnel. Moreover, Thoroughbred racing is an intensely competitive, activity and the Company will be competing with a number of persons who have substantially greater experience and financial resources than Company. There can be no assurance that the Company will be successful in the endeavors.

3. Future Market for Thoroughbred Horses. The Company will attempt to produce substantial revenues from leasing or the selling of Thoroughbred horses. To a large degree, the ability of the Manager to generate such revenues will be dependent upon the condition of the market for Thoroughbred horses. Although management of the Company believes that the average sales price of Thoroughbred horses sold at public auctions has increased significantly in recent years, there can be no assurance that the trend will continue. If the Thoroughbred racing industry suffers a decline or if general economic conditions deteriorate significantly, the average sales price of Thoroughbred horses could level off or decline and, as a result, the Company could suffer substantial decreases in the current fair market

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values of its animals. Moreover, many of the factors which affect the prices paid for Thoroughbreds are beyond the Company's control. Among these factors are the presence of purchasers who buy for speculative purposes, the apparent attractiveness of Thoroughbred horses to foreign investors, the federal income tax treatment of racing and related activities, the continuation or expansion of legalized gambling and the size of racing purses.

4. Nature of Thoroughbred Racing Industry. The future success of the Company's contemplated operations is entirely dependent upon continued governmental acceptance of Thoroughbred racing as a form of legalized gambling. As a form of gambling, Thoroughbred racing could be subjected at any time to restrictive regulation or banned entirely. However, in the opinion of management of the Company, the introduction of off-track betting in various jurisdictions in recent years would tend to indicate that Thoroughbred racing is gaining an even greater governmental acceptance and dependence as a source of revenue. These indications notwithstanding, no assurance can be given that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and therefore the profitability of Thoroughbred racing and sales.

5. Income Tax Risks. The Company is not intended to be a "tax shelter". The Company anticipates that the Company may at some time distribute cash to the Members, a portion of which during the operational stage will not be taxable to the Members. The realization of this tax objective cannot be guaranteed. Each Member, together with his tax advisor, should carefully consider all the tax aspects of an investment in the Company.

In the case of noncorporate taxpayers and certain corporations, losses from passive activities such as activities of the Company generally may only be offset against income from passive activities (excluding any portfolio income derived from such activities). If the Company generates losses, the passive activity rules would limit the ability of most Members to use these losses against income which is not from a passive activity. The Company may have interest income from short-term investments of cash, which would be treated as "portfolio income." The Internal Revenue Service ("IRS") may contend that other income of the Company is also portfolio income. In the case of noncorporate taxpayers and certain corporations, losses from the Company attributable to its passive activities (or from other passive activities) cannot offset portfolio income from the Company. Members will be required to pay federal income tax on their allocated share of the Company's profits regardless of whether distributions to Members equal this amount. Consequently, in certain years your tax obligations respecting your investment in the Company may exceed their share of distributions from the Company.

EACH PROSPECTIVE MEMBER SHOULD SEEK THE ADVICE AND CONSULTATION OF   ITS PERSONAL TAX ADVISOR WITH REGARD TO THE FEDERAL AND STATE TAX CONSEQUENCES OF BECOMING A MEMBER IN THE COMPANY.

6. Lack of Financial Forecasts. While the Company believes that there is a market for Thoroughbred breeding, training and racing, such a market is highly volatile. The Thoroughbred industry is dependent upon the present and future values of Thoroughbreds and of the Company's Thoroughbred in particular. There can be no assurance that the Company will be successful in its proposed activity. The expenses incurred may result in operating losses for the Company and there is no assurance that the Company will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the Company. As a result, it is possible that the Members will lose all or a substantial part of their investment in the Company. Additionally, there is no assurance that there will be any cash available for distribution. In addition, cash distributions, if any, to the

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Members may be less than their distributive share of taxable income and the Members' tax liability could require out-of-pocket expenditures by the Members.

7. Governmental Regulation of the Thoroughbred Racing Industry. The market for Thoroughbreds is dependent upon continued governmental acceptance of Thoroughbred racing as a form of legalized gambling. Thoroughbred racing could be subjected, at any time, to restrictive regulation or banned in its entirety. Needless to say, the value of the Company's Thoroughbred could be diminished by such regulation or ban. Additionally, governmental restrictions on import or export of the animals due to disease, health conditions, or other conditions could adversely affect the financial position of the Company.

8. Revenues Speculative. The Company's revenue shall be dependent upon the Company's ability to purchase a Thoroughbred racehorse capable of earning revenue in terms of purses and/or the subsequent re-selling of the horse(s). There is no assurance that any horse will be capable of reselling. In the event a horse does not resell, there will be little to no revenue generation and the value of the horse will diminish. Additionally, the risks of a Thoroughbred being injured or rendered disabled due to illness, accident or hereditary factors are always present. Accordingly, there are risks inherent in the racing of Thoroughbred horses, thus making investment in a racing company speculative.

9. Irregular Revenues. The revenues, if any, of the Company may be highly irregular and seasonal. While the Manager will endeavor to sell horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions. The consequent variance in the amount or the timing of the Company's distributions, if any, could pose particular risks for Members who seek to transfer their Unit during the term of the Company.

10. Possible Cost Overruns. The expense associated with maintaining, training and racing Thoroughbreds may increase during the term of the Company. Although the Company's proposed expense projections include these factors, it is possible that these requirements are underestimated and that there will be insufficient funds available to meet these requirements.

11. Competition. The Thoroughbred breeding and racing industry is highly competitive and speculative. Domestic and international investors compete for the acquisition of Thoroughbreds. Thus, prices at which the Company buys or sells a Thoroughbred may vary dramatically. Market factors, which are beyond the Company's control, will greatly affect the profitability of the Company. Such factors include, but are not limited to, auction prices, private sales, foreign investors, federal income tax treatment of the racing industry and the size of racing purses.

12. Limited Size of Offering. The potential profitability of the Company may be affected by the amount of funds at its disposal. Because of the limited size of this Offering, the Company will have a limited ability to provide for unanticipated expenses. As previously indicated, some of the proceeds received on the sale of the Units are intended to be invested in a Thoroughbred racehorse. Once again, the value of a racehorse can vary greatly based on its racing success and physical condition.

13. Reliance and Dependence on Management. The Manager is responsible for the overall management of the Company. All decisions with respect to the operation and business of the Company shall rest with the Manager. The Members will have no right or power to determine the operation and business of the Company. Accordingly, no person should purchase any of the Units offered hereby unless he, she or it is willing to entrust all aspects of the operation and business of the Company to its management.

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14. Speculative Objectives. The objective of the Company must be considered speculative and there can be no assurance that the Company's objectives will be fulfilled.

15. New Venture. Although the principals involved with managing the Company have experience in selecting and managing horses, the Company will be a new venture and as such, the risk of unforeseen problems is critical. The acquisition of a Thoroughbred racing horse might occur shortly after the beginning of this Offering. Such acquisition will require the Company to immediately incur various expenses, such as the purchase price, commissions, taxes, and transportation costs prior to the Closing. Such expenses will need to be charged against funds that have been received up to that point. In the event that this Offering is not successfully completed, then it is possible that the benefit of such expenditures of funds may be lost and never recovered.

16. Restrictions on Transfer of Interest. Because the Units of the Company have not been registered for sale under the Securities Act, the transfer of the Units purchased hereunder is strictly limited under federal law and applicable state securities laws. The Company shall be invested in illiquid, highly volatile assets, and no ready market for a Unit in the Company is expected to develop. As a result of the foregoing, Members may not be able to liquidate all or any portion of their investment in the Company to meet a personal emergency or in any other circumstances. The Units offered hereby should be considered a long-term investment.

17. Offering Price. The offering price of the Units has been arbitrarily determined by the Company based primarily upon the expected financial requirements and the projected availability of funds from other sources. The offering price of the Units is not necessarily indicative of their value. No assurance can be given that the Units, if transferred, could be sold for the offering price or any other amount. No assurances can be given that the Units can be resold by the Members for the offering price or for any amount.

18. Distributions. There can be no assurance that the Company will realize any profits from operation. Distributions of profits shall be made from time to time as determined by the Manager. The distribution policy of the Company will depend upon its earnings, financial condition, financial requirements, general business conditions, and other factors as are evaluated and determined from time to time by the management of the Company. Thus, even if the Company's proposed operations are successful, there can be no assurance that the Company will make distributions.

19. Withholding. Members who are not residents of California will be required to complete and file Form 3832 with the California Franchise Tax Board consenting to the jurisdiction of the Board in connection with California source income allocated to the Member. The Company will be required to deduct and pay to the Board withholding in the current amount of seven percent (7%) of payments to Members who are not residents of California. Similarly, the Company may be required to withhold and pay to the Internal Revenue Service a portion of payments to Members who are not residents of the United States. Members will be required to file income tax returns in California and with the Internal Revenue Service in order to qualify for refunds, if any, of withholding taxes. In the event distributions or other payments to any Member are subject to withholding taxes in the United States, California or any other jurisdiction, the Member shall be solely responsible for the same and shall indemnify and hold the Manager, the Company and the other Members harmless from and against such taxes and any penalties and interest assessed upon the failure to withhold or pay such taxes.

20. Dilution - Possible Issuance of Additional Units. Should the Company require additional capital, there is a risk that additional Units may be sold. The issuance of additional units will dilute each Member's proportionate

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interest. The issuance of additional Units shall be approved by the Manager in its sole discretion.

21. Additional Disclosures. Because this transaction is a crowdfunding offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE COMPANY'S LLC AGREEMENT THEN IN EFFECT, WHICH MUST BE EXECUTED BY THE INVESTORS AS A CONDITION TO RECEIVING THE UNDERLYING SECURITIES.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

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LITTLE RED FEATHER RACING CLUB
5950 Canoga Ave. Suite 510
Woodland Hills, CA 91367
818-383-7000
www.littleredfeather.com

VIDEO TRANSCRIPTION

My name is Gary Fenton, I'm the managing partner of Little Red Feather Racing, we are the managing partners of LRF thoroughbred fund LLC.

Up until about ten years ago, horseracing ownership was one person or two friends getting together. We found having a communal experience of 10 people or 20 people or 40 people or now maybe 2000 people is a pretty exciting experience and we hope that people will invest and give us a chance to show you that experience.

I'm Billy Koch, Founder and Managing Partner of Little Red Feather Racing.
I promise you, there is absolutely no more thrilling, more exciting, more CRAZY feeling than watching your very own race horse cross the finish line as a winner. It is a surreal experience that will make you laugh, cry, scream, hug, and jump all over the place… all at the same time. The crowdfunding experience has been a dream of ours since inception. Finally… that day is here and now up to 2,000 people can be involved in this sport as owners!

We are America's premier racing club, we've done over 100 syndications we've been doing this for 15 years and when we say you get equity in a horse you get real equity in a horse.

We like to think of our investors as coming to Disneyland they go to the admission booth, they buy their ticket and hopefully they walk into an incredible experience.

Our investors have become family and we invite you to be part of each horse's journey with us. And with our relationships with the trainers and racetracks – you the investor – can feel like a major owner in the game, no matter that you only own a fractional share of a horse.

With that investment though, comes the education of horse ownership, our investors get everything from almost daily updates on the horse's journey to being able to be in the paddock before a race or in the winner's circle if we're lucky enough to win.

Like any investment in a company your final percentage is going to be the dollar amount that you put in divided by the total race and we divided the perks into 3 ownership packages.

We've got level one which is your entry level crowdfunding package and it tells you detailed emails about the horse's journey, we're also going to invite you to come to the races and meet your horse on a specific day.

 Level two is our fun package and we like to think of it as going to be very fun. We will provide you with access to buy seats so you can come watch your horse race.

Level three is our traditional LRF ownership package. It is an all access pass into the world of thoroughbred ownership. We invite you to get a horse license and if you get a license you have unfettered access to the backstretch on the racetrack to come visit your horse anytime we invite you down to the paddock to saddle your horse before a race and if we're lucky enough to win come down to the winner's circle and take a picture with the winning horse, your winning horse.

Join us now and become part of the Little Red Feather family. Join us on this amazing journey into the Sport Of Kings. Experience the excitement that is thoroughbred horseracing and take pride in your investment. It's like nothing else you've ever done before.

Whether it's five hundred dollars or ten thousand dollars or fifty thousand dollars, join us today and we guarantee that it's going to be the most exciting investment you ever make.